Exhibit 4.14

AQUASITION CORP.

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

CHINA

August 1, 2014

Stanley Wong

[Address]

Dear Mr. Wong:

This will confirm the terms of your employment with Aquasition Corp., (the “Company”) as of the date hereof.

1.                  Duties. Your job title will be Chief Financial Officer of the Company, reporting to the Company’s Chief Executive Officer. Your duties will be commensurate with those typical for such a position as determined by the CEO from time to time. This is a full-time position.

2.                  Term. The initial term of your employment is three (3) years, which term may be extended by agreement between you and the Company (the “Term”).

3.                  Compensation. You initial annual base salary will be determined by the Board of Directors of the Company (the “Board”) or the Compensation Committee of the Board, if applicable, within 30 days following the date hereof. Your compensation will be reviewed from time to time according to the Company’s policies. All reasonable business expenses that are documented by you and incurred in the ordinary course of business will be reimbursed in accordance with the Company’s standard policies and procedures.

4.                  Incentive Compensation. You will be eligible to participate in such annual performance bonus plans as may be established by the Company from time to time for similarly situated employees, subject to the terms and conditions established by the Company for such bonus plans. Any such bonuses will be based on the achievement of goals and milestones established by the Company in its sole discretion, and the Company in its sole discretion may amend or terminate any such bonus plans at any time.

5.                  Equity Awards. You will be entitled to participate in the Company’s Equity Incentive Plan when and if such a Plan is adopted by the Board.

6.                  Employee Benefits. You are eligible to participate in such Company-sponsored benefits, including health benefits, vacation (annual leave), sick leave, holidays and other benefits that the Company may offer to similarly situated employees from time to time. Your eligibility to receive such benefits will be subject in each case to the generally applicable terms and conditions for the benefits in question and to the determinations of any person or committee administering such benefits. The Company may from time to time, in its sole discretion, amend or terminate the benefits available to you and the Company’s other employees. You will be covered by worker’s compensation insurance, disability insurance and other governmental benefit programs as required by applicable laws.

7.                  Adjustments and Changes in Employment Status. The Company reserves the right to make personnel decisions regarding your employment, including but not limited to decisions regarding any transfers or other changes in duties or assignments, changes in your salary and other compensation, changes in benefits and changes in Company policies or procedures.

8.                  At-Will Employment. Your employment with the Company is “at-will.” In other words, either you or the Company can terminate your employment at any time for any reason, with or without cause and with or without notice, without liability except as expressly set forth in this letter. This term of employment is not subject to change or modification of any kind except if in writing and signed by you and an authorized representative of the Company.

9.                  Non-competition. During your employment with the Company, you will devote full time to the duties of your position. You will not engage in any activities in competition with the business of the Company.

10.              Confidentiality. At all times during your employment with the Company, you will maintain the confidentiality of all information and materials which are confidential or proprietary to the Company.

11.              Taxes. All forms of compensation referred to in this letter are subject to reduction to reflect applicable withholding and payroll taxes and all other deductions required by law. You acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation.

12.              No Conflicting Obligations. By execution of this letter, you represent and warrant that your performance of this letter does not and will not breach any agreement you have entered into, or will enter into, with any other party. You agree not to enter into any written or oral agreement that conflicts with this letter.

13.              Integrated Agreement. This letter supersedes any prior agreements, representations or promises of any kind, whether written, oral, express or implied between the parties hereto with respect to its subject matter. Likewise, this letter will constitute the full, complete and exclusive agreement between you and the Company with respect to its subject matter. This Agreement may only be changed by a writing, signed by you and an authorized representative of the Company.

14.              Severability. If any term of this letter is held to be invalid, void or unenforceable, the remainder of the terms herein will remain in full force and effect and will in no way be affected, and the parties will use their best efforts to find an alternative way to achieve the same result.

15.              Governing Law. The terms of this letter and the resolution of any dispute as to the meaning, effect, performance or validity of this letter or arising out of, related to, or in any way connected with, this letter, your employment with the Company or any other relationship between you and the Company (a “Dispute”) will be governed by the laws of Hong Kong, S.A.R., China, without giving effect to the principles of conflict of laws.

[Signature Page Follows]

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To confirm your agreement with and acceptance of these terms, please sign one copy of this letter and return it to me. The other copy is for your records.

Sincerely,

AQUASITION CORP.

By:	/s/ Keyan Yan
Keyan Yan

Its: Chief Executive Officer

Agreed and accepted as
of the date written above:

/s/ Stanley Wong
Stanley Wong

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